CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Currency Market Index Target-Term SecuritiesSM linked to a Basket of Asian Currencies, due November 29, 2013	3,737,432	$10.00	$37,374,320	$4,283.10

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factor” on page TS-4 of this term sheet and “Risk Factors” beginning on page S-13 of product supplement MITTS-4. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$37,374,320.00
Underwriting discount	$0.175	$654,050.60
Proceeds, before expenses, to Bank of America Corporation	$9.825	$36,720,269.40

Merrill Lynch & Co.
November 22, 2011

3,737,432 Units

Currency Market Index Target-Term Securities®

Linked to a Basket of Asian Currencies,

due November 29, 2013

$10 principal amount per unit

Term Sheet No. 782

Pricing Date November 22, 2011

Settlement Date November 30, 2011

Maturity Date November 29, 2013

CUSIP No. 06051N815

Currency Market Index Target-Term Securities®

The notes have a maturity of approximately two years

The notes are linked to a Basket of Asian Currencies (the “Exchange Rate Measure”), which represents a long position in the Indonesian rupiah, Indian rupee, and the Chinese renminbi relative to the U.S. dollar

The notes provide 193% participation in increases in the level of the Exchange Rate Measure

100% principal protected at maturity against decreases in the level of the Exchange Rate Measure

Repayment of principal at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Market Downside Protection

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

Summary

The Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The Exchange Rate Measure to which the notes are linked is a Basket of Asian Currencies, which tracks the value of an approximately equally weighted investment in the Indonesian rupiah, Indian rupee, and the Chinese renminbi (each, an “underlying currency”), based on the exchange rate for each underlying currency relative to the U.S. dollar.

The notes provide investors with a 193% participation rate in increases in the value of the Exchange Rate Measure from the Starting Value to the Ending Value. Investors should be of the view that the value of the Exchange Rate Measure will increase (that is, the underlying currencies will strengthen relative to the U.S. dollar) over the term of the notes. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment at maturity that is limited to the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Base Value:	$10.00 per unit
Term:	Approximately two years
Exchange Rate Measure:

A Basket of Asian Currencies, which tracks the value of an approximately equally weighted investment in the Indonesian rupiah, Indian rupee, and the Chinese renminbi, based on the exchange rate for each underlying currency relative to the U.S. dollar.

Initial Exchange Rates:	9,098.0000 for the Indonesian rupiah, 52.7015 for the Indian rupee, and 6.3555 for the Chinese renminbi.
Starting Value:	100.00
Ending Value:

The value of the Exchange Rate Measure on the calculation day, calculated based upon the exchange rate of each underlying currency relative to the U.S dollar on that day, as described beginning on page TS-6 under “The Asian Currency Basket.” If it is determined that the scheduled calculation day is not a business day, or if the exchange rate for any underlying currency is not quoted on the scheduled calculation day, the Ending Value will be determined as more fully described on page TS-6.

Calculation Day:	November 21, 2013
Participation Rate:	193%
Minimum Redemption Amount:	$10.000 per unit
Calculation Agent:	Merrill Lynch Capital Services, Inc., a subsidiary of BAC
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-5.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Currency Market Index Target-Term Securities®	TS-2

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

Hypothetical Payout Profile

This graph reflects the returns on the notes at maturity, based upon the Participation Rate of 193%, the Base Value of $10.00, and the Minimum Redemption Amount of $10.000. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, and the term of your investment.

Hypothetical Redemption Amounts

The table and examples below are for purposes of illustration only. They are based on hypothetical values, and show a hypothetical return on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and the term of your investment.

The following table illustrates, for the Starting Value of 100.00 and a range of Ending Values of the Exchange Rate Measure:

▪	the percentage change from the Starting Value to the Ending Value;

▪	the Redemption Amount per unit of the notes (rounded to three decimal places); and

▪	the total rate of return to holders of the notes.

The table and examples below are based on the Participation Rate of 193%, the Base Value of $10.00 per unit, and the Minimum Redemption Amount of $10.000 (per unit).

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit (1)		Total Rate of Return on the Notes
50.00		-50.00%	$10.000		0.00%
60.00		-40.00%	$10.000		0.00%
70.00		-30.00%	$10.000		0.00%
80.00		-20.00%	$10.000		0.00%
90.00		-10.00%	$10.000		0.00%
95.00		-5.00%	$10.000		0.00%
98.00		-2.00%	$10.000		0.00%
99.00		-1.00%	$10.000		0.00%
100.00	(3)	0.00%	$10.000	(2)	0.00%
105.00		5.00%	$10.965		9.65%
110.00		10.00%	$11.930		19.30%
120.00		20.00%	$13.860		38.60%
130.00		30.00%	$15.790		57.90%
140.00		40.00%	$17.720		77.20%
150.00		50.00%	$19.650		96.50%

(1)	The Redemption Amount per unit of the notes is based on the Participation Rate of 193%.

(2)	The Redemption Amount will not be less than the Minimum Redemption Amount of $10.000 per unit of the notes.

(3)	The Starting Value was set to 100.00 on the pricing date.

Example 1—The Ending Value is equal to 50.00:

Redemption Amount (per unit) = $10.000 (The Redemption Amount cannot be less than the Minimum Redemption Amount.)

Example 2—The Ending Value is equal to 120.00:

Redemption Amount (per unit) = $10 +	[	$10 × 193% ×	(120.00 – 100.00)	]	= $13.860
100.00

Currency Market Index Target-Term Securities®	TS-3

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-13 of product supplement MITTS-4 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	You may not earn a return on your investment.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Changes in the exchange rates of the underlying currencies may offset each other.

▪	You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate Measure.

▪

In seeking to provide you with what we believe to be competitive terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes described on page TS-5. The price at which you may sell the notes in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	The Redemption Amount will not be affected by all developments relating to the Exchange Rate Measure.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than their Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	Purchases and sales by us and our affiliates of the U.S. dollar and the underlying currencies may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return at maturity and the market value of the notes.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The return on the notes depends on the Exchange Rate Measure, which is affected by many complex factors outside of our control.

▪	The exchange rates could be affected by the actions of the governments of Indonesia, India, China, and the United States.

▪	Even though currencies trade around-the-clock, the notes will not trade around-the-clock, and the prevailing market prices for the notes may not reflect the current exchange rates.

▪	Suspensions or disruptions of market trading in the underlying currencies and the U.S. dollar may adversely affect the value of the notes.

▪	The notes are payable only in U.S. dollars and you will have no right to receive any payments in any underlying currency.

▪

The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Additional Risk Factor

The exchange rate of the Chinese renminbi is currently managed by the Chinese government.

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi exchange rate would no longer be pegged to the U.S. dollar and would float within managed bands, which the People’s Bank of China resets daily. After the closing of the market on each business day, the People’s Bank of China announces the closing price of a foreign currency, such as the U.S. dollar, traded against the Chinese renminbi in the interbank foreign exchange market.

The initial adjustment of the Chinese renminbi exchange rate occurred on July 21, 2005 and resulted in an approximate 2% revaluation from an exchange rate of 8.28 renminbi per U.S. dollar to 8.11 renminbi per U.S. dollar. On the pricing date, the exchange rate was 6.3555 renminbi per U.S. dollar. The People’s Bank of China has also announced that the daily trading price of the U.S. dollar against the renminbi in the interbank foreign exchange market will continue to be allowed to float within a band of 0.50 percent around the central parity published by the People’s Bank of China, while the trading prices of the non-U.S. dollar currencies against the renminbi will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the closing price of a foreign currency such as the U.S. dollar traded against the renminbi in the interbank foreign exchange market after the closing of the market on each working day, and will make it the central parity for trading against the renminbi on the following working day. The People’s Bank of China has stated that it will make adjustments to the renminbi exchange rate band when necessary according to market, economic, and financial developments.

The People’s Bank of China has indicated that an upward revaluation in the value of the Chinese renminbi against the U.S. dollar may be allowed; however, no assurances can be given that this will occur. Despite the change in its exchange rate regime, the Chinese government continues to manage the valuation of the renminbi and, as currently managed, its price movements may not contribute significantly to either an increase or decrease in the value of the Exchange Rate Measure. However, further changes in the Chinese government’s management of the renminbi could result in a significant movement in the U.S. dollar/renminbi exchange rate. Assuming the value of the other underlying currencies in the Exchange Rate Measure remain constant, a decrease in the value of the renminbi relative to the U.S. dollar, whether as a result of a change in the Chinese government’s management of the renminbi or for other reasons, would result in a decrease in the value of the Exchange Rate Measure.

Currency Market Index Target-Term Securities®	TS-4

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the Ending Value will be greater than the Starting Value. In other words, you anticipate that the underlying currencies will strengthen relative to the U.S. dollar over the term of the notes.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪

You anticipate that the Ending Value will be less than the Starting Value. In other words, you anticipate that the underlying currencies will weaken relative to the U.S. dollar over the term of the notes.

▪	You seek interest payments or other current income on your investment.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors—General Risks Relating to MITTS,” beginning on page S-13 and “Use of Proceeds” on page S-28 in Product Supplement No. MITTS-4.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these transactions; however it is not obligated to engage in any such transactions.

Currency Market Index Target-Term Securities®	TS-5

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

The Asian Currency Basket

The notes are designed to allow investors to participate in the movements of the Exchange Rate Measure over the term of the notes. The Exchange Rate Measure is designed to track the value of an approximately equally weighted investment in the Indonesian rupiah, Indian rupee, and the Chinese renminbi, based on the exchange rate for each underlying currency relative to the U.S. dollar.

The notes provide upside participation at maturity if the value of the Exchange Rate Measure increases (that is, the underlying currencies strengthen relative to the U.S. dollar) over the term of the notes.

The exchange rate for each underlying currency is expressed as the number of units of the applicable underlying currency for which one U.S. dollar can be exchanged. Accordingly, an increase in the applicable exchange rate means that the value of the relevant underlying currency has weakened against the U.S. dollar, and a decrease in the applicable exchange rate means that the value of the relevant underlying currency has strengthened against the U.S. dollar.

If investing in the notes, investors should be of the view that the value of the Exchange Rate Measure will increase over the term of the notes (that is, the underlying currencies will strengthen relative to the U.S. dollar from the Initial Exchange Rate, to the Final Exchange Rate).

For each underlying currency, the Initial Exchange Rate was determined, and the Final Exchange Rate (which will be rounded to four decimal places) will be determined, as follows:

▪

Indonesian rupiah: the number of Indonesian rupiahs for which one U.S. dollar can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore.

▪

Indian rupee: the number of Indian rupees for which one U.S. dollar can be exchanged as reported by Reuters on page RBIB, or any substitute page thereto, under USD, at approximately 12:30 p.m. in Mumbai, India.

▪

Chinese renminbi: the number of Chinese renminbi for which one U.S. dollar can be exchanged as reported by Reuters on page SAEC, or any substitute page thereto, at approximately 9:15 a.m. in Beijing, China.

If the calculation agent determines that the scheduled calculation day is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or if the exchange rate for an underlying currency is not so quoted on the applicable page indicated above on the scheduled calculation day (each, a “Non-Publication Event”), then the calculation agent will determine the Final Exchange Rate for that underlying currency on the next applicable business day on which the exchange rate is so quoted. However, in no event will the determination of the Final Exchange Rate for any underlying currency be postponed to a date (the “final determination date”) that is later than the close of business in New York, New York on the second scheduled business day prior to the maturity date.

If, following a Non-Publication Event and postponement as described above, the exchange rate for any underlying currency remains not quoted on the final determination date, the Final Exchange Rate for that currency will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Final Exchange Rate for that underlying currency (and the applicable Weighted Return and the Ending Value) on the final determination date in a manner which the calculation agent considers commercially reasonable under the circumstances. In making its determination, the calculation agent may take into account spot quotations for the applicable underlying currency and any other information that it deems relevant.

The Final Exchange Rates for all underlying currencies that are not affected by a Non-Publication Event will be determined on the scheduled calculation day.

The Starting Value was set to 100 on the pricing date.

The Ending Value will equal the value of the Exchange Rate Measure on the calculation day.

Currency Market Index Target-Term Securities®	TS-6

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

The value of the Exchange Rate Measure on the calculation day will equal: 100 + 100 × (the sum of the Weighted Return for each exchange rate), rounded to four decimal places.

The Weighted Return for each exchange rate will be determined by the calculation agent as follows:

▪ Indonesian rupiah:	Exchange Rate Weighting ×	(	Initial Exchange Rate - Final Exchange Rate Final Exchange Rate	)

▪ Indian rupee:	Exchange Rate Weighting ×	(	Initial Exchange Rate - Final Exchange Rate Final Exchange Rate	)

▪ Chinese renminbi:	Exchange Rate Weighting ×	(	Initial Exchange Rate - Final Exchange Rate Final Exchange Rate	)

The formulas above will result in the Weighted Return for an exchange rate being positive when the underlying currency strengthens relative to the U.S. dollar and being negative when that underlying currency weakens relative to the U.S. dollar. Assuming the exchange rates for the other underlying currencies remain the same, any strengthening of an underlying currency relative to the U.S. dollar will result in an increase in the Ending Value while any weakening of an underlying currency relative to the U.S. dollar will result in a decrease in the Ending Value.

The strengthening of an underlying currency relative to the U.S. dollar will result in a decrease in the applicable exchange rate, while the weakening of an underlying currency relative to the U.S. dollar will result in an increase in the applicable exchange rate.

The “Exchange Rate Weighting” with respect to each exchange rate equals 33.34% for the Indonesian rupiah, 33.33% for the Indian rupee, and 33.33% for the Chinese renminbi, reflecting an approximately equal weighting for each underlying currency in the Exchange Rate Measure.

The “Final Exchange Rate” for each underlying currency will be determined on the calculation day, subject to postponement as described above.

Currency Market Index Target-Term Securities®	TS-7

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

Hypothetical Calculations of the Weighted Returns and the Ending Value

Set forth below are two examples of hypothetical Weighted Return and hypothetical Ending Value calculations (rounded to two decimal places) based on the Initial Exchange Rates and assuming hypothetical Final Exchange Rates for each exchange rate as follows.

Example 1:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return
Indonesian rupiah	33.34%	9,098.0000	7,733.3000	5.88%
Indian rupee	33.33%	52.7015	51.6475	0.68%
Chinese renminbi	33.33%	6.3555	5.7200	3.70%

The hypothetical Weighted Return for each exchange rate is determined as follows:

▪ Indonesian rupiah:	33.34% ×	(9.098.0000 - 7,733.3000 7,733.3000)	= 5.88%

▪ Indian rupee:	33.33% ×	(52.7015 - 51.6475 51.6475)	= 0.68%

▪ Chinese renminbi:	33.33% ×	(6.3555 - 5.7200 5.7200)	= 3.70%

The hypothetical Ending Value would be 110.26, determined as follows:

100 + 100 × (sum of the Weighted Return for each exchange rate), rounded to two decimal places

100 + 100 × (5.88 + 0.68 + 3.70)%

100 + 100 × (10.26%) = 110.26

Example 2:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return
Indonesian rupiah	33.34%	9,098.0000	10,007.8000	-3.03%
Indian rupee	33.33%	52.7015	55.3366	-1.59%
Chinese renminbi	33.33%	6.3555	6.0377	1.75%

The hypothetical Weighted Return for each exchange rate is determined as follows:

▪ Indonesian rupiah:	33.34% ×	(9,098.0000 - 10,007.8000 10,007.8000)	= -3.03%

▪ Indian rupee:	33.33% ×	(52.7015 - 55.3366 55.3366)	= -1.59%

▪ Chinese renminbi:	33.33% ×	(6.3555 - 6.0377 6.0377)	= 1.75%

The hypothetical Ending Value would be 97.13, determined as follows:

100 + 100 × (sum of the Weighted Return for each exchange rate), rounded to two decimal places

100 + 100 × (-3.03 – 1.59 + 1.75)%

100 + 100 × (-2.87%) = 97.13

Currency Market Index Target-Term Securities®	TS-8

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

Historical Data on the Exchange Rates

The following tables set forth the high and low daily exchange rates for each underlying currency from the first quarter of 2006 through the pricing date. These exchange rates were obtained from publicly available information. These exchange rates should not be taken as an indication of the future performance of any of the underlying currencies or the Exchange Rate Measure, or as an indication of whether, or to what extent, the Ending Value will be greater than the Starting Value.

As described above, the exchange rate for each underlying currency is expressed as the number of units of the applicable underlying currency for which one U.S. dollar can be exchanged. As a result, the “High” values represent the weakest that currency was relative to the U.S. dollar for the given quarter, while the “Low” values represent the strongest that currency was relative to the U.S. dollar for the given quarter.

Indonesian rupiah

The following table sets forth the high and low daily exchange rates for the Indonesian rupiah for the calendar quarters from the first quarter of 2006 through the pricing date. The Initial Exchange Rate for the Indonesian rupiah was 9,098.0000 Indonesian rupiahs per U.S. dollar.

	High	Low
2006
First Quarter	9,815.0000	9,045.0000
Second Quarter	9,495.0000	8,703.0000
Third Quarter	9,295.0000	9,045.0000
Fourth Quarter	9,228.0000	8,995.0000

2007
First Quarter	9,255.0000	8,973.0000
Second Quarter	9,125.0000	8,675.0000
Third Quarter	9,480.0000	9,000.0000
Fourth Quarter	9,433.0000	9,053.0000

2008
First Quarter	9,458.0000	9,060.0000
Second Quarter	9,355.0000	9,189.0000
Third Quarter	9,506.0000	9,073.0000
Fourth Quarter	12,650.0000	9,478.0000

2009
First Quarter	12,100.0000	10,805.0000
Second Quarter	11,595.0000	9,930.0000
Third Quarter	10,293.0000	9,658.0000
Fourth Quarter	9,665.0000	9,340.0000

2010
First Quarter	9,428.0000	9,090.0000
Second Quarter	9,378.0000	9,008.0000
Third Quarter	9,071.0000	8,908.0000
Fourth Quarter	9,048.0000	8,890.0000

2011
First Quarter	9,073.0000	8,708.0000
Second Quarter	8,696.0000	8,513.0000
Third Quarter	9,125.0000	8,464.0000
Fourth Quarter (through the pricing date)	9,053.0000	8,815.0000

Currency Market Index Target-Term Securities®	TS-9

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

Indian Rupee

The following table sets forth the high and low daily exchange rates for the Indian rupee for the calendar quarters from the first quarter of 2006 through the pricing date. The Initial Exchange Rate for the Indian rupee was 52.7015 Indian rupees per U.S. dollar.

	High	Low
2006
First Quarter	45.0925	44.1175
Second Quarter	46.3900	44.6013
Third Quarter	46.8750	45.7700
Fourth Quarter	45.8800	44.2700

2007
First Quarter	44.6575	43.0350
Second Quarter	43.1450	40.4900
Third Quarter	41.3162	39.7035
Fourth Quarter	39.9000	39.2775

2008
First Quarter	40.7300	39.2650
Second Quarter	43.0400	39.7650
Third Quarter	46.9550	42.0637
Fourth Quarter	50.2900	46.6100

2009
First Quarter	51.9700	48.2550
Second Quarter	50.5200	46.9475
Third Quarter	49.0825	47.5175
Fourth Quarter	47.7550	46.0912

2010
First Quarter	46.8112	44.9175
Second Quarter	47.6963	44.2938
Third Quarter	47.3638	44.9450
Fourth Quarter	45.9350	44.1050

2011
First Quarter	45.9050	44.5850
Second Quarter	45.3325	44.0769
Third Quarter	49.5750	44.0756
Fourth Quarter (through the pricing date)	52.3225	48.6950

Currency Market Index Target-Term Securities®	TS-10

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

Chinese renminbi

The following table sets forth the high and low daily exchange rates for the Chinese renminbi for the calendar quarters from the first quarter of 2006 through the pricing date. The Initial Exchange Rate for the Chinese renminbi was 6.3555 Chinese renminbi per U.S. dollar.

	High	Low
2006
First Quarter	8.0702	8.0172
Second Quarter	8.0265	7.9943
Third Quarter	8.0048	7.8965
Fourth Quarter	7.9149	7.8045

2007
First Quarter	7.8160	7.7269
Second Quarter	7.7350	7.6151
Third Quarter	7.6059	7.5036
Fourth Quarter	7.5276	7.3037

2008
First Quarter	7.3041	7.0116
Second Quarter	7.0185	6.8544
Third Quarter	6.8792	6.8113
Fourth Quarter	6.8872	6.8171

2009
First Quarter	6.8519	6.8270
Second Quarter	6.8373	6.8192
Third Quarter	6.8362	6.8259
Fourth Quarter	6.8311	6.8233

2010
First Quarter	6.8339	6.8256
Second Quarter	6.8333	6.7818
Third Quarter	6.8108	6.6873
Fourth Quarter	6.6917	6.6070

2011
First Quarter	6.6350	6.5483
Second Quarter	6.5477	6.4634
Third Quarter	6.4721	6.3781
Fourth Quarter (through the pricing date)	6.3841	6.3400

Currency Market Index Target-Term Securities®	TS-11

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

While historical information on the Exchange Rate Measure did not exist before the pricing date, the following graph sets forth hypothetical monthly historical values of the Exchange Rate Measure from January 1, 2006 through October 31, 2011 based upon historical exchange rates for the underlying currencies as of the end of each month. For purposes of this graph, the value of the Exchange Rate Measure was set to 100 as of December 30, 2005 and the value of the Exchange Rate Measure as of the end of each month is based upon the hypothetical Ending Value as of the end of that month, calculated as described in the section “The Exchange Rate Measure” above. This historical data on the exchange rates is not necessarily indicative of the future performance of the underlying currencies or the Exchange Rate Measure or what the value of the notes may be. Any historical upward or downward trend in the value of the Exchange Rate Measure during any period set forth below is not an indication that the Ending Value will be greater than the Starting Value.

Currency Market Index Target-Term Securities®	TS-12

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes, we intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a note without regard to cash, if any, received on the notes.

•

Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4, which you should carefully review prior to investing in the notes. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement MITTS-4.

General. There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a note could differ materially from the timing and character of income, gain, or loss recognized in respect of a note had the notes in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the notes. The following summary assumes that the notes will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals. The amount payable on the notes at maturity will depend on the performance of the Exchange Rate Measure. We intend to take the position that the “denomination currency” (as defined in the applicable Treasury regulations) of the notes is the U.S. dollar and, accordingly, we intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the Notes. Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the notes. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Currency Market Index Target-Term Securities®	TS-13

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

Tax Accrual Table. The following table is based upon a projected payment schedule (including a projection for tax purposes of the Redemption Amount) and a comparable yield equal to 4.4102% per annum (compounded semi-annually) that we established for the notes. The table reflects the expected issuance of the notes on November 30, 2011 and the scheduled maturity date of November 29, 2013. This tax accrual table is based upon a projected payment schedule per $10.00 principal amount of the notes, which would consist of a single payment of $10.9103 at maturity. This information is provided solely for tax purposes, and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
November 30, 2011 to December 31, 2011	$0.0380	$0.0380
January 1, 2012 to December 31, 2012	$0.4475	$0.4855
January 1, 2013 to November 29, 2013	$0.4248	$0.9103

Projected Redemption Amount = $10.9103 per unit of the notes.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals and estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BAC, when the notes offered by this Note Prospectus have been completed and executed by BAC, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this Note Prospectus, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our Current Report on Form 8-K dated April 28, 2011.

Currency Market Index Target-Term Securities®	TS-14

Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due November 29, 2013

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Product supplement MITTS-4 dated September 24, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509197085/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

“Market Index Target-Term Securities®” and “MITTS®” are our registered service marks.

Currency Market Index Target-Term Securities®	TS-15